UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                      REPORT FOR PERIOD
CSW International, Inc.                             January 1, 2003 to
Columbus, Ohio 43215                                    March 31, 2003


File No.  070-9091                                 PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 30th day of May, 2003.

                                                      CSW Energy, Inc.
                                               CSW International, Inc.


                                                   /s/Geoffrey Chatas
                                              ----------------------------
                                                       Geoffrey Chatas
                                                             Treasurer

                                                              Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                  March 31, 2003
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and Cash Equivalents                                          $ 17,672
   Accounts Receivable                                                  19,979
   Tax Benefits                                                          1,545
   Prepaid Expenses and Other                                            5,581
                                                                  -------------

              Total Current Assets                                      44,777


Investments In and Advances to Energy Projects                         175,482

Notes Receivable - Affiliate                                            82,299


Other Assets
  Construction in Progress and Project Development Costs                 1,440
  Property, Plant, and Equipment, net                                  112,711
  Other - net                                                            3,888
                                                                  -------------

              Total Other Assets                                       118,039
                                                                  -------------

                 Total Assets                                         $420,597
                                                                  =============


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts Payable                                                   $  6,396
   Accrued Liabilities and Other                                           918
                                                                  -------------

              Total Current Liabilities                                  7,314

Notes Payable - Affiliate                                              346,996

Deferred Income Taxes                                                    7,643

Other                                                                   24,282
                                                                  -------------

              Total Liabilities                                        386,235


Minority Interest                                                         (333)


Shareholder's Equity
   Common Stock                                                              1
   Additional Paid-in-Capital                                           93,428
   Accumulated Retained Earnings (Deficit)                             (58,734)
                                                                  -------------

              Total Shareholder's Equity                                34,695
                                                                  -------------

                 Total Liabilities and Shareholder's Equity           $420,597
                                                                  =============

                                                                  Exhibit B

                                  CSW International, Inc.
                                Consolidated Balance Sheet
                                      March 31, 2003
                                        (Unaudited)
                                         ($000's)

ASSETS

Current Assets
        Cash and Cash Equivalents                                  $   1,365
        Accounts Receivable - Affiliated (net)                        24,132
        Prepayments and Other                                            656
                                                             ----------------
              Total Current Assets                                    26,153

Other Assets
        Deferred Tax Benefit                                          90,322
        Other                                                          2,616
                                                             ----------------
              Total Other Assets                                      92,938

              Total Assets                                         $ 119,091
                                                             ================

CAPITALIZATION AND LIABILITIES
Capitalization
        Common Stock                                               $       1
        Paid-in Capital                                              202,802
        Retained Earnings                                           (182,095)
                                                             ----------------
              Total Capitalization                                    20,708

Current Liabilities
        Accounts Payable                                              17,293
        Advances from Affiliates                                       1,726
        Accounts Payable - Affiliated                                 63,166
        Accrued Taxes Payable                                         15,598
                                                             ----------------
              Total Current Liabilities                               97,783

Other Deferred Credits                                                   600
                                                             ----------------


              Total Capitalization and Liabilities                 $ 119,091
                                                             ================

                                                                  Exhibit C


                               CSW Energy, Inc.
                              Statement of Income
                  For the Twelve Months Ended March 31, 2003
                                  (Unaudited)
                                   ($000's)



OPERATING REVENUE:
             Electric Revenues                                     $  25,962
             Thermal Revenues                                         32,684
             Equity in Income from Energy Projects                     9,720
             Operating and Maintenance Contract Services              15,043
             Other                                                     1,463
                                                              ---------------
                         Total Operating Revenue                      84,872


OPERATING EXPENSES:
             Fuel                                                     44,934
             Operating, Maintenance and Supplies                      20,370
             Depreciation and Amortization                            13,518
             Salaries, Wages and Benefits                             10,783
             General and Administrative                               21,287
                                                              ---------------
                         Total Operating Expenses                    110,892

LOSS FROM OPERATIONS                                                 (26,020)

OTHER INCOME (EXPENSE)
             Interest income                                           4,070
             Interest expense                                         (8,271)
             Provision for asset impairments                         (11,870)
             Sale of project ownership interest                         (226)
             Other, net                                               (4,309)
                                                              ---------------
                         Total other (expense)                       (20,606)

LOSS  BEFORE INCOME TAXES                                            (46,626)

PROVISION  FOR INCOME TAXES                                          (27,499)
                                                              ---------------


 LOSS BEFORE DISCONTINUED OPERATIONS                                 (19,127)

 DISCONTINUED OPERATIONS                                            (153,735)
                                                              ---------------

 NET LOSS                                                          $(172,862)
                                                              ===============

                                                                    Exhibit D

                   CSW International, Inc.
                     Statement of Income
          For the Twelve Months Ended March 31, 2003
                         (Unaudited)
                           ($000's)




Operating Revenues - Equity Losses                                  $    (909)


Operating Expenses
     General and Administrative                                        10,876
                                                               ---------------

Operating Loss                                                        (11,785)
                                                               ---------------

Other Income and (Deductions)
     Investment Income                                                  1,253
     Unrealized Loss on Derivatives                                   (31,691)
     Provision for Investment Value Impairment Losses                (238,644)
     Interest Income                                                    2,710
     Interest Expense                                                    (612)
                                                               ---------------
                                                                     (266,984)
                                                               ---------------
Loss Before Income Taxes                                             (278,769)
                                                               ---------------

Provision for Income Tax Credit                                       (81,555)
                                                               ---------------

Net Loss before Discontinued Operations and
     Cumulative Effect of Accounting Change                          (197,214)

Discontinued Operations                                                49,226
                                                               ---------------

Net Loss                                                            $(147,988)
                                                               ===============